EXHIBIT 99.1

	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	info@coralgold.com www.coralgold.com

February 22, 2012		Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL TO DRILL AT ROBERTSON IN SPRING

Coral Gold Resources Ltd. (“Coral”) advanced the Environmental Assessment of its Robertson property 60 miles south west of Elko Nevada during 2011.

The Bureau of Land Management (“BLM”) accepted the fifth submission of the 2010 Amendment to the plan of operations and the kick off meeting was held on July 20th, 2011.  The meeting outlined the need for a new Environmental Assessment.  In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

Studies had been in progress since November 2010 but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo has required detailed study.

With regard to wildlife, there is sage grouse and mule deer habitat at Robertson.  There are also bats in old mine shafts and adits and Golden Eagles nesting on the high wall of the old Gold Quartz open pit.  The need to study some of these species over a period of at least one year will mean that the completed EA is expected to be submitted to the BLM in July 2012.

Compliance with the Environmental Assessment process is mandatory.  The various categories studied are the subject of numerous Nevada State and US Federal laws.  Fortunately not all are applicable to the Robertson property.

The EA process takes time and costs money.  Coral spent approximately $500,000 in 2011 on the Amendment to the Plan of Operations (“APO”) and Environmental Assessment (“EA”)

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed.

The cultural and wildlife surveys were sufficiently completed by year end to allow Coral to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone (which form part of the proposed Phase 1 drilling in the Preliminary Economic Assessment) do not impact on cultural or wildlife areas.  Phase 1 diamond core drilling of the porphyry zone will involve "Twinning" 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if "historic" Amax drilling data can be used with confidence to upgrade the level of confidence in the resources.  The BLM have approved the work program for the holes under the existing 2007 Amendment to the Plan of Operations.  Drilling is expected to start in March.

Grant of Stock Options

Coral also announces that it has granted incentive stock options for the purchase of up to 1,055,000 shares at a price of $0.40 per share exercisable on or before February 22, 2017 to directors, officers, consultants, and employees of the Company.

ON BEHALF OF THE BOARD

“David Wolfin”_____
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.